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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                               ORPHAN MEDICAL INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    687303107
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                                 (CUSIP Number)

      Paul T. Lambert, P.O. Box 11063, 103 Elk Run Way, Telluride, CO 81435
                                 (970) 728-1777
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 13, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(d)(e), 13(d)-1(g), check the following box |__|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D
--------------------------                            --------------------------
CUSIP NO. 687303107                                     PAGE 2 OF 6 PAGES
--------------------------                            --------------------------

--------------------------------------------------------------------------------
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Paul T. Lambert (###-##-####)
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 2    Check The Appropriate Box if a Member of a Group*            (a)  |__|
                                                                   (b)  |__|
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 3    SEC Use Only

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 4    Source of Funds*
                                       PF
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 5    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e)*                                    |__|

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 6    Citizenship or Place of Organization

                                  United States
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    Number of    7   Sole Voting Power
     Shares                           325,000
  Beneficially  ----------------------------------------------------------------
 Owned By Each   8   Shared Voting Power
   Reporting                           None
  Person With   ----------------------------------------------------------------
                 9   Sole Dispositive Power
                                       325,000
                ----------------------------------------------------------------
                 10  Shared Dispositive Power
                                       None
--------------------------------------------------------------------------------
 11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                     325,000
--------------------------------------------------------------------------------
 12   Check Box if The Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            |__|
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 13   Percent of Class Represented by Amount in Row (11)

                                      5.4%
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 14    Type of Reporting Person*

                                       IN
--------------------------------------------------------------------------------
                 *See Instructions Before Filling Out!
     Include Both Sides of the Cover Page, Responses to Items 1-7
--------------------------------------------------------------------------------
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ITEM 1.  SECURITY AND ISSUER

     The title of the class of equity securities to which this schedule relates is common stock, par value $.01, of Orphan Medical Inc. (the "Issuer"). The principal executive office and mailing address of the Issuer is 13911 Ridgedale Drive #475, Minnetonka, MN 55305.

ITEM 2.  IDENTITY AND BACKGROUND

     The person filing this Schedule is Paul T. Lambert. Mr. Lambert's business address is P.O. Box 11063, 103 Elk Run Way, Telluride, Colorado 81435 and his occupation is real estate investment. Mr. Lambert is a United States citizen.

     Mr. Lambert has not, during the last five years (excluding traffic violations or similar misdemeanors), been convicted in a criminal proceeding or been a party to a civil proceeding which involved a claimed violation of federal or state securities laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Lambert used personal funds to acquire the 325,000 shares of common stock of the Issuer (the "Shares").

ITEM 4.  PURPOSE OF TRANSACTION

     Mr. Lambert acquired the Shares for personal investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Lambert owns an aggregate of 325,000 Shares, representing 5.4% of the issued and outstanding stock of the Issuer.

     (b) Mr. Lambert has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of the Shares.

     (c) Mr. Lambert effected the following transactions in the Shares during the past sixty days:

   #      DATE       P TRANSACTION         SECURITY       QTY    PRICE
   -      ----       -------------         --------       ---    -----
   1    1/08/98     P Bought                 ORPH        2000    5 1/8

   2    2/03/98     P Sold                   ORPH        2000    6 3/8

   3    2/12/98     P Bought                 ORPH        1000    7 1/4
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   #      DATE       P TRANSACTION         SECURITY       QTY    PRICE
   -      ----       -------------         --------       ---    -----
   4    2/12/98     P Bought                 ORPH        1000    7 1/4

   5    2/13/98     P Bought                 ORPH        2000    7 1/4

   6    2/13/98     P Bought                 ORPH        2000    7 1/4

   7    2/13/98     P Bought                 ORPH        2000    7 1/4

   8    2/13/98     P Bought                 ORPH        2000    7 1/4

   9    2/13/98     P Bought                 ORPH        1450    7 3/8

  10    2/17/98     P Bought                 ORPH        2500    7 5/8

  11    2/17/98     P Bought                 ORPH        2000    7 5/8

  12    2/17/98     P Bought                 ORPH        2500    7 5/8

  13    2/17/98     P Bought                 ORPH        5000    7

     All of the foregoing transactions were private transactions made by Mr. Lambert for Mr. Lambert's personal investment with his personal funds.

     (d) No person other than Mr. Lambert has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.
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                                                                     Page 5 of 6

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer. None of the Shares are pledged or otherwise subject to a contingency, the occurrence of which would give any person, other than Mr. Lambert voting power or investment power over the Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     No exhibits are filed as part of this Schedule 13D.
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  February 26, 1998



                                          By   /s/ Paul T. Lambert
                                               ---------------------------------
                                               PAUL T. LAMBERT